

September 24, 2010

By U.S. Mail and Facsimile to (787) 759-8900

Mr. Richard L. Carrion
Chairman of the Board, and Chief Executive Officer
Popular, Inc.
209 Munoz Rivera Avenue
Hato Rey, Puerto Rico 00918

Re: **Popular, Inc.**
        Form 10-K for the year ended December 31, 2009, filed March 1, 2010
        Schedule 14A, filed March 15, 2010 and Amendments to Schedule 14A, filed
        March 19, 2010, April 19, 2010, and April 26, 2010
        Form 10-Q for the quarterly period ended March 31, 2010, filed May 10,
        2010
        Form 10-Q for the quarterly period ended June 30, 2010, filed August 9, 2010
        File No. 001-34084

Dear Mr. Carrion:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2009

Business, page 3

1. We note that you devote less than three pages to describing your business but over fourteen pages describing regulation. Please provide to us and undertake to

include in your future filings, a revised business section that complies with Item 101 of Regulation S-K including, but not limited to, discussion of the following:

- a description of amount and types of investment by the U.S. government in you pursuant to the Troubled Asset Relief Program ("TARP"), the key reasons you applied to the Federal government for assistance and the amount and percentage of your stock owned by the federal government; and

- delete your claim in the second sentence of the second paragraph that your loan portfolio "is not concentrated in any one industry" since it is concentrated in the real estate industry, disclose the percentage of your loan portfolio attributable to each category of loans and disclose the aggregate percent of loans that are for commercial real estate.

2. Please provide to us and undertake to include in your future filings, a section entitled "Lending Policies," to provide detail including, but not limited to the following:

- describe in detail your loan documentation policies;
- describe your policies and procedures for participating in loans originated by others;
- discuss the extent to which you have in the past and will in the future verify information provided by each potential borrower (including assets, income and credit ratings) and the extent which you made loans similar to those commonly referred to as "no doc," or "stated income" loans;
- disclose pursuant to Item 101(c)(1)(vii) the extent to which you are dependent on any individual customers/ entities or group of related entities for deposits or have made a significant percentage of loans to borrowers; and
- disclose the extent to which your loans are unsecured and the extent to which you require any collateral or guarantees beyond the property being financed by the loan;
- describe your historic policy on extending, renewing or restructuring or otherwise changing the terms of loans or other extensions of credit and whether you continue to classify the loans as performing;
- describe your policy on making additional loans to a borrower or any related interest of the borrower who is past due in principal or interest more than 90 days;
- disclose whether you have a lending limit to a borrower and to any entity in which the borrower has an interest, direct, or indirect;
- disclose the respective amount and percentage of your loan portfolio that you originated, purchased or in which you are a participant and explain your standards for purchasing or participating in loans; and
- explain your policies for reclassifying a loan after it has been booked.

Please advise us of the amount and percentage of your loan portfolio that is subprime, "alt A" loans, interest-only and option adjustable rate loans.

Risk Factors, page 17

3. We note that you identify forty two risk factors described in over thirteen pages of your Form 10-K. Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 503(c) of Regulation S-K. Item 503(c) requires that you disclose in this section "the most significant factors that make the offering speculative or risky." Item 503(c) explicitly directs: "Do not present risks that could apply to any issuer or any offering." Please particularize to your company or delete those risk factors that do not comply with these requirements and prohibitions including, but not limited to, the following:

   - the fifth risk factor, which is on page 20, regarding the risks from changes in interest rates;
   - the fourteenth risk factor, which is on page 23, regarding the risks from your dependence on information provided by customers and counterparties;
   - the eighteenth risk factor, which is on page 25, regarding the risks from economic recession (and which is duplicative of related risk factors such as the first and the eighth);
   - the twentieth risk factor, which is on page 20, regarding the risk of an tax audit;
   - the twenty first risk factor, which is on page 25, regarding the risk of goodwill impairment;
   - the twenty second risk factor, which is on page 26, regarding operational risk;
   - the twenty third risk factor, which is on page 26, regarding the risk of failure to maintain effective internal controls;
   - the twenty fourth risk factor, which is on page 26, regarding the risk of lack of adequate insurance;
   - the twenty fifth risk factor, which is on page 26, regarding the risk of failures of your systems, employees and counterparties;
   - the twenty sixth risk factor, which is on page 26, regarding the risk of an unidentified or unanticipated risk;
   - the twenty seventh risk factor, which is on page 26, regarding the risk of you being unable to attract, retain and motivate leaders;
   - the twenty ninth risk factor, which is on page 28, regarding the risk of not meeting your liquidity needs;
   - the thirtieth risk factor, which is on page 28, regarding the risk of funding sources being insufficient;

- the thirty sixth risk factor, which is on page 30, regarding the risk of not having enough authorized shares of common stock;
- the thirty ninth risk factor, which is on page 30, regarding the risk of your share price fluctuating; and
- the forty second risk factor, which is on page 31, regarding the risks of further issuances of debt may depress the trading price of your common stock.

4. Please revise the risk factor section to comply with the requirements of Securities Act Release No. 33-7497 that you "place any risk factor in context so investors can understand the specific risk as it applies to your company and its operations" and Staff Legal Bulletin No.7, which directs that you provide the information investors need to "assess the magnitude" of each risk and "explain why" each risk may result in a material adverse effect on you and which directs that you include "specific disclosure of how your [operations] [financial condition] [business] would be affected" by each risk.

    For instance, most of your risk factors repeatedly state that the risks "could have a material adverse effect on our business, financial position, results of operations or cash flows." Please be more specific in distinguishing the effect of one factor from another and describing how you would or could be affected and the magnitude of the effect and any secondary or indirect effects. In addition, almost all of your risks include effects that you claim could or may occur when it is more accurate to indicate that an effect would or will occur.

5. Please consider the need to add individual risk factors, in future filings for the commercial, construction and mortgage loan portfolios. Those risks should identify the size, non-performing rate, over 30 day delinquent rate, and charge-offs as compared to the prior period. Disclosure should also be made of any concentrations in unconventional loans, industries, or geographic areas that are under-performing as compared to other parts of those respective portfolios.

Exhibit 13.1 – The Corporation's Annual Report to Shareholders for the year ended December 31, 2009

Letter to Shareholders, page 1

6. We note from your disclosure on page two that you launched a special offer for housing units included in construction projects you financed that has resulted in an increase in the sale of housing units by 40% between the first and second half of the year. Please tell us and revise future filings to further elaborate on this

offer to provide for a complete understanding. Also, disclose if your underwriting policies and procedures for these loans are different from your standard policies and procedures. If so, please tell us and revise future filings to provide a discussion of these underwriting policies and procedures.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 3

Overview, Page 3

7. Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 303(a) and Release No. 33-8350 by identifying and analyzing known trends (over the past three fiscal years and the current fiscal year), events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your capital resources and results of operations. For example, provide analysis of both the causes and effects of trends over the past three years and the current fiscal year in the amount of your provision for loan losses and ratio of allowance for loan losses to nonperforming loans, the number and percentage of loans that are non-performing, that you have charged off, foreclosed, restructured (including the number of "troubled debt restructurings") and the type and magnitude of concessions you have made (including the number of loans that you have restructured into multiple new loans).

Critical Accounting Policies/Estimates

Loans and Allowance for Loan Losses, page 13

8. We note your disclosure on page 14 that during 2009 you enhanced the reserve assessment of homogeneous loans by establishing a more granular segmentation of loans with similar risk characteristics, reducing your historical base loss periods employed, and strengthening your analysis of environmental factors considered. Please tell us and revise future filings to disclose the following:

   - The financial statement impact to your allowance and provision for loan losses as a result of each of these changes;
   - The period in which this change to your allowance for loan loss methodology occurred; and
   - Compare and contrast the new methodology to your previous methodology including but not limited to a discussion of the differences in loss factors, loan portfolio segmentation, and consideration of environmental and other qualitative factors (e.g. industry, geographical, economic, and political).

9. We also note in your disclosure on page 14 that you changed your threshold for the identification of newly impaired loans during 2009 from $0.25 million to $1 million. In addition, we note that your commercial and construction non-accrual loans have increased from $784.24 million at December 31, 2008 to $1,691.67 million and $1,645.18 million at December 31, 2009 and June 30, 2010, respectively. Please tell us and consider revising future filings to include the following:

- Further explanation as to the reason(s) for the increased threshold taken into consideration the current credit environment and geographic areas in which you operate;
- The total amount and number of loans that are non-performing at December 31, 2009 and June 30, 2010 that would meet the prior year threshold; and
- Discussion of the changes made to your general reserve to supplement for the additional loans between the $0.25 million and $1 million value that are no longer specifically reviewed for impairment.

Form 10-Q for the Quarter Ended June 30, 2010

Item 1. Financial Statements

Notes to Unaudited Consolidated Financial Statements

Note 3 – Basis of Presentation and Summary of Significant Accounting Policies

Loans acquired in an FDIC-assisted transaction, page 15

10. We note your disclosure on page 15 that you accounted for all of the WesternBank acquired loans except credit cards and revolving lines of credit under ASC 310-30 (SOP 03-3). In addition, you reference the guidance of the AICPA letter dated December 18, 2009 for your accounting in subsequent periods for discount accretion associated with these loans. Please address the following regarding your accounting treatment:

- Tell us and revise your disclosures to more clearly explain how you determined that the model was only applied to loans for which there is a discount that is attributable at least in part to credit quality. Refer to Appendix A of the Interagency Supervisory Guidance on Bargain

Purchases and FDIC- and NCUA-Assisted Acquisitions, released on June 7, 2010.

- Tell us in detail and revise your future filings to more clearly disclose your accounting policies for establishing and assembling the pools of loans which were subject to ASC 310-30. Provide us with the parameters for each of the pools created for loans acquired in this transaction.

Note 10 – Loans Held-in-Portfolio and Allowance for Loan Losses, page 30

11. We note your footnote to the composition of loans held-in-portfolio table that states residential construction loans are classified within the mortgage loan category. In future filings, please disclose the amount of residential construction loans in the footnote or separately present these loans within this table for all periods presented.

Note 19 – Commitments, Contingencies, and Guarantees, page 48

12. We note from your disclosures that you have both recourse exposure and representations and warranties exposure related to the sale, securitization, and servicing for others of mortgage loans. In addition, we note that you have reserves of $37 million for credit loss exposure on loans sold or serviced with credit recourse (principally loans associated with FNMA and Freddie Mac programs), $33 million for estimated losses from representation and warranties on loans sold by E-Loan, and no reserve for loans sold or securitized from your involvement in mortgage operations in the Puerto Rico group. Given the significance of your exposure please tell us and revise future filings to:

- Disclose your methodology used to estimate the reserves related to these exposures;
- Discuss the level of and type of claims you have received, any trends identified, and your "success rate" in avoiding paying claims;
- Discuss your methods for settling claims. Specifically, disclose whether you repurchase loans outright or whether you simply make a settlement payment to them. If the former, discuss any significant effects or trends on your nonperforming loan statistics and any trends in terms of the average settlement amount by loan type;
- Disclose the time limit of your recourse and representation and warranties obligations and any trends by loan vintage; and
- Provide a roll forward of your reserves for the periods presented.

Note 21 – Fair Value Measurement, page 53

13. We note your disclosure on page 63 that you rely on appraisals for valuation of your collateral-dependent impaired loans. In addition, we note you rely on external appraisals, broker price opinions, or internal valuations for your determination of the fair value of other real estate owned and other foreclosed assets. Please tell us and revise your future filings to disclose the following:

- How you determine which of the valuation methods to use in your measurement of impairment for collateral-dependent loans, other real estate owned, and other foreclosed assets;
- How often you obtain updated third-party appraisals for your collateral dependent loans, both performing and non-performing (non-accrual and/or impaired), other real estate owned, and other foreclosed assets. If this policy varies by loan type or collateral type please disclose that as well;
- Describe any adjustments you make to the fair value calculated, including those made as a result of outdated appraisals;
- Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses; and
- Describe the assumptions and inputs used in your internally developed methodologies and how this method differs from obtaining an updated appraisal or broker price opinion. Describe the considerations you give to each method and the factors used to determine which one is more preferable under varying circumstances. Fully explain why you believe using an internally developed estimate is more representative of the current market value.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation

Credit Risk Management and Loan Quality, page 126

14. We note from your disclosures beginning on page 131 that loans restructured in troubled debt restructurings (TDRs) totaled $782.0 million and $600.8 million at June 30, 2010 and December 31, 2009, respectively. Please tell us as of June 30, 2010 and revise your future filings to disclose the following:

- The amount of TDRs distinguishing between those that are considered impaired and those classified as either non-accrual or accrual. Additionally, disclose the corresponding amounts charged-off during the period;
- To the extent you have several different types of programs offered to your customers (e.g., reduction in interest rates, payment extensions, forgiveness of principal, forbearance or other actions), include tabular

disclosure of the amount of gross loans included in each of your loan modification programs, detailed by loan category and performing versus nonperforming status;

- Provide an enhanced narrative discussion addressing success with the different types of concessions offered; and
- Quantify the metrics used to evaluate success under the modification programs. For example, disclose the average re-default rates and balance reduction trends for each major program and discuss how you consider these success metrics in your determination of the allowance for loan losses.

15. As it relates to your TDRs that are still accruing interest, please tell us and revise future filings to clearly and comprehensively discuss your nonaccrual policies, including clarifying if you have different policies for different loan types (Commercial Real Estate versus Commercial loans). Please also address the following:

- Disclose how you determine if the borrower has demonstrated performance under the previous terms and has shown the capacity to continue to perform under the restructured terms.
- For TDRs that accrue interest at the time the loan is restructured, tell us and disclose whether you generally charge-off a portion of the loan. If you do, please tell us how you consider this fact in determining whether the loan should accrue interest. If you continue to accrue interest, tell us in detail and disclose how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured.
- Tell us and disclose if you revised any of your TDR accounting policies based on the guidance included in the Policy Statement on Prudent Commercial Real Estate Loan Workouts released on October 30, 2009 and adopted by each financial regulator.

Commercial Loans, page 130

16. We note your disclosure on page 131 that $7.2 billion of your commercial loan portfolio is secured by real estate. In addition, we note that you had commercial loan modifications that were considered TDRs of $209 million and $138.2 million at June 30, 2010 and December 31, 2009. Please tell us and revise future filings to disclose whether you have performed any commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have

performed these types of workouts, please provide us with the following information and revise your future filings to disclose the following:

- Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented;
- Discuss the benefits of this workout strategy, including the impact on interest income and credit classification;
- Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;
- Clarify whether the B note is immediately charged-off upon restructuring;
- Describe your non-accrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your non-accrual evaluation and how you consider the borrower's payment performance prior to the modification; and
- Confirm that the A note is classified as a TDR and explain your policy for removing such loans from TDR classification.

Construction Loans, page 131

17. We note at December 31, 2009 and June 30, 2010 you had $854.94 million and $843.81 million of construction non-performing loans (NPLs), respectively. In addition, we note from your disclosure on page 131 that the majority of these NPLs were residential real estate construction loans. Please tell us and revise future filings to reconcile for us this statement with the footnote to the loan portfolio tabular disclosure on pages 30 and 118 that states the residential construction loans are classified under mortgage loans instead of construction loans.

18. We note your disclosure that you consider the construction loan portfolio to be one of the higher-risk portfolios due to the depressed economic and housing market conditions particularly in Puerto Rico. In an effort to provide more transparent disclosures regarding this portfolio and related risks, please tell us and revise your future filings to disclose the following information related to construction loans with interest reserves:

- Your policy for recognizing interest income on these loans;
- How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest;
- Whether you have extended, renewed or restructured terms of the loans and the reasons for the changes;

- Your underwriting process for these loans and any specific differences as compared to loans without interest reserves;
- Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming nonperforming; and
- Separately quantify the amount of interest reserves recognized as interest income during the periods presented, the amount of capitalized interest recorded in your loan portfolio, and the amount of these loans that are currently non-performing.

Schedule 14A

Election of Directors, page 6

19. Please provide to us and undertake to include in your future filings, revision of this section to comply with the requirements of Items 401 and 407 of Regulation S-K including, but not limited to, the following:
    - comply with Item 407(b)(2) by revising the last sentence of the second to last paragraph on page 6 to state the number of board members who attended the prior year's annual meeting, as required by Item 407(b)(2);
    - revise your description of the business experience of each nominee consistent with Item 401(e)(1) to disclose the years each nominee served a position at a company (for instance, on page 10 for Mr. Teuber an audit committee financial expert, disclose the years he was a partner at Coopers and Lybrand and for Mr. Salernok the lead director, Chairman of the audit committee and audit committee financial expert disclose the years during which he served as CFO of Verizon Communications);
    - revise your description of the business experience of each nominee consistent with Item 401(e)(1) (which requires that you provide "information relating to the level of . . . professional competence, which may include . . . such specific information as the size of the operation supervised") by disclosing for each company you cite, the nature of the business, size, in terms of assets and annual revenue, and whether the company is public (for instance, disclose this information for Mr. Morales, who serves on your Audit Committee, instead of referring to the companies as "engaged in real estate leasing");
    - revise your description of the business experience of each nominee to disclose the name of company on which any of the nominees has served as a director as required by Item 401(e)(2) (instead of referring to "other publicly traded corporations" as you do for your Chairman and CEO in the second to last sentence on page 11) and state whether or not the respective company is a public company; and

- revise your description of the business experience of each nominee to disclose on page 9 in the description of Mr. Vizcarrondo that he is the nephew of your Chairman and CEO, as required by Item 401(d).

Code of Ethics, page 16

20. Please file your Code of Ethics as an exhibit to your annual repost as required by Item 406(c)(1).

Family relationships, page 19 and Other Relationships, Transactions and Events, page 19

21. Please provide to us and undertake to include in your future filings, revision of these two sections to comply with Item 404(a) as follows:
    - revise the single sentence under the section entitled "Family Relationships" regarding the re-nomination of the Chairman's nephew to be a director to provide the disclosure required by Item 404 (a) and disclose whether or not the re-nomination was subject to your policy for related party transactions and whether it complies with your Code of Ethics;
    - revise the last sentence of the first paragraph to describe, not just identify, your policies and procedures for the review, approval or ratification of any transaction required to be reported, as required by Item 404 (b);
    - revise the first paragraph to disclose the approximate dollar value of the amount of the related person's interest in the transaction, as required by Item 404 (a)(4);
    - revise the first paragraph to disclose whether the rent paid by the law firm two of whose partners are immediate family members of your former Chief Legal Officer was at market rates;
    - revise the fifth paragraph describing the related parties who are employees to disclose whether or not the hiring and compensation paid to the related parties was reviewed, approved or ratified by the Board consistent with the policies under Item 404(b); and
    - revise the last paragraph in which you report transactions with "directors and officers and with their associates" as follows:
        - include any transaction in which "any related person [as that term is defined in Instruction 1] had or will have a direct or indirect material interest," as required by Item 404 (a)
        - confirm to us that none of these loans are nonaccrual, past due, restructured or potential problems consistent with Instruction 4(c); and
        - confirm to us that you have not made and there are currently not any proposed transactions (as that term is defined in Instruction 2)

requiring disclosure pursuant to Item 404(a).

Compensation of Directors, page 12

22. Please provide to us and undertake to include in your future filings, revision of this section as required by Item 407(e)(3) of Regulation S-K including but not limited to the following:
    - provide a narrative description of the processes and procedures for determining director compensation, as required by Item 407(e)(3);
    - identify each director who participates in the consideration of director compensation, as required by Item 407(e)(3);
    - disclose the role of the compensation committee;
    - disclose the role of executive officers, including your Chairman and CEO, in determining or recommending the amount or form of director compensation , as required by Item 407(e)(3)(ii); and
    - discuss in detail regarding the role of the compensation consultants retained, as required by Item 407(e)(3)(iii).

Standing Committees, page 14

23. Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 407 as follows:
    - revise your disclosure regarding your audit committee on page 14, to provide the disclosure required by Item 407 (d)(1) and Instruction 2 regarding a committee charter,
    - revise your disclosure regarding your compensation committee on page 15 to provide the disclosure required by Item 407 (e)(2) and Instruction 2 regarding a committee charter;
    - revise your disclosure regarding your nominating committee on page 16 as follows:
        o provide the disclosure required by Item 407 (c)(2)(i) and Instruction 2 regarding a committee charter;
        o describe any "specific qualities or skills" that the nominating committee believes a person must possess to be nominated, as required by Item 407(c)(2)(v);
        o describe the process the nominating committee employs to identify nominees and the process it employs to evaluate nominees for director as required by Item 407(c)(2)(vi);
        o with regard to the two nominees that are not standing for re-election state which category of person or entity recommended each nominee as required by Item 407(c)(2)(vii);

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay A. Bryan at (202) 551-3417 or John A. Spitz at 202-551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt

Michael R. Clampitt
Senior Attorney